8-53419

[redacted]

08031638

SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
APR 25 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING DECEMBER 31, 2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTROCK ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
230 Park Avenue 9th Floor
(No. and Street)

New York	New York	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREG MARTINO (212) 922-1995
(Area code - Telephone Number)

B ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Rossello, JOSEPH A.
(Name - if individual, state last,first, middle name)

280 Route 109, Suite 4	Farmingdale	NY	11735
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 30 2008
THOMSON REUTERS

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-012)

Potential persons who are to respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREG MARTINO swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WESTROCK ADVISORS, INC. as of December 31, 2007 are true and correct. I further swear (or affirm) that niether the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer,except as follows:

Signature

Title

Notary Public

JOHN T. MELVIN
NOTARY PUBLIC, STATE OF NEW JERSEY
NO. 2047796
QUALIFIED IN UNION COUNTY
COMMISSION EXPIRES MAY 3, 2009

This report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (.c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Reequirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.7a-5Z(e)(3)*

WESTROCK ADVISORS, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

WESTROCK ADVISORS, INC.

CONTENTS

J.R. Financial Services, Inc.

Joseph Rossello, CPA

280 Route 109, Suite 4
Farmingdale, NY 11735
PHONE (516) 470-1545
Fax (516) 470-1547

Board of Directors
Westrock Advisors, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Westrock Advisors, Inc. as of December 31, 2007, and the related statements of operations, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended which you are filing pursuant to rule 17a-5 under the securities exchange act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for my opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Westrock Advisors, Inc. as of December 31, 2007, the results of operations, and cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The reconciliation between the audited and unaudited statements of financial condition on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the securities exchange act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph A. Rossello, CPA

Farmingdale, New York
February 18, 2008

BALANCE SHEET

WESTROCK ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

	Allowable	Non – Allowable	Total
Cash and cash equivalents	$ 205,106	$ -0-	$ 205,106
Due from clearing broker	950,584	-0-	950,584
Investments	24	194,976	195,000
Furniture and fixtures (net of accumulated depreciation of $201,066)	-0-	187,882	187,882
Other assets and advances	-0-	1,607,683	1,607,683
Total Assets	$1,155,984	$1,990,541	$3,146,255

LIABILITIES AND STOCKHOLDERS' EQUITY

	Allowable	Non – Allowable	Total
Bank loans payable	$ 74,362	$ -0-	$ 74,362
Accounts payable and accrued expenses	817,402	26,118	843,520
Total Liabilities	$ 891,764	$ 26,118	$ 917,882
Stockholders' Equity			
Common stock-voting 2,500,000 shares authorized 1,306,812 share issued and outstanding			450
Paid-in capital			3,823,945
Accumulated Deficit			(1,539,470)
			2,284,925
Less: treasury stock			(56,552)
Total Stockholders' Equity			2,228,373
Total Liabilities and Stockholders' Equity			$ 3,146,255

The accompanying notes are an integral parts of these statements.

WESTROCK ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER
S.E.C. RULE 15c3-1
AT DECEMBER 31, 2007

Credit factors:		
Capital stock		$ 450
Paid-in capital		3,823,945
Treasury stock		(56,552)
Accumulated deficit		(1,539,470)
Total Credit Factors		2,228,373
Debit factors:		
Investments	194,976	
Fixed assets	187,882	
Other assets & advances	1,607,683	
Total Debit Factors		1,990,541
Net Capital Before Haircuts		237,832
Less: Haircuts		11,026
Net Capital		226,806
Less: Minimum net capital requirements (Rule 15c3-1)		59,451
Excess Net Capital		$ 167,355

Capital Ratio:

Aggregate Indebtedness	$ 891,763	=	3.93 To 1
Net Capital	226,806		

The accompanying notes are an integral part of these statements.

WESTROCK ADVISORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Income:	
Commission income	$ 18,446,499
Dividend & Interest Income	516,867
Other Income	163,413
Income From Operations	19,126,779
Expenses:	
Advertising	642
Auto expense	63,217
Bank charges	28,319
Claim settlements	35,185
Clearing & execution	833,941
Cold callers	208,603
Commissions	13,361,295
Depreciation & amortization	68,766
Donations	21,765
Dues and subscriptions	332,663
Employee benefits	304,330
Insurance	63,058
Interest expense	19,944
Legal & Professional	320,388
Office & sundry expense	164,346
Officer's salary	505,626
Office Salaries	921,628
Outside services	554,499
Payroll taxes	191,625
Postage & delivery	75,753
Rent	1,102,488
Sales Tax	4,221
Telephone & Utilities	182,814
Travel & Entertainment	408,550
Total Operating Expenses	19,773,666
Net Loss Before Provision For Taxes	(646,887)
Provision for (benefit from) Income Taxes	(62,771)
Net Loss	($ 584,116)

The accompanying notes are an integral part of these statements.

WESTROCK ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2007

	Common Sotck	Treasury Stock	Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance – 1/1/2007	$ 450	($ 56,552)	$ 3,823,945	($ 955,354)	$ 2,812,489
Additional capital	-0-		-0-		-0-
Net Loss	-0-	-0-	-0-	(584,116)	(584,116)
	450	(56,552)	3,823,945	(1,539,470)	2,228,373
Less: Distributions	-0-	-0-	-0-	-0-	-0-
Balance – 12/31/2007	$ 450	($ 56,552)	$3,823,945	($1,539,470)	$ 2,228,373

The accompanying notes are an integral part of these statements.

WESTROCK ADVISORS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

NONE

The accompanying notes are an integral part of these statements.

WESTROCK ADVISORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2007

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC rule 15c3-3. All customer transactions were cleared through another broker-dealer on a fully disclosed basis.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2007.

See the accompanying Independent Auditor's Report.

WESTROCK ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2007

Cash Flows From Operating Activities:	
Net Loss	($ 584,116)
Adjustments To Reconcile Net Income to Net Provided By Operating Activities:	
Depreciation	68,766
Changes in assets (increase) decrease:	
Accounts receivable	(646,258)
Investments	2,042,921
Prepaid expenses	(751,829)
Changes in liabilities increase (decrease):	
Accounts payable	(170,117)
Short securities	(1,685)
Total Adjustments	541,798
Net Cash Used In Operating Activities	(42,318)
Cash Flows From Investing Activities:	
Purchase on fixed assets	(214,512)
Net Cash Used in Investing Activivts	(214,512)
Cash Flows From Financing Activities:	
Increase in long-term debt	61,507
Net Cash Provided By Financing Activities	61,507
Net Increase in Cash	(195,323)
Cash, Beginning of Year	400,429
Cash, End of Year	$ 205,106
Supplementary Cash Flow Disclosures	
Investment Interest Expense	$ 19,944

See accompanying notes to financial statements.

WESTROCK ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE INDEPENDENT AUDITOR'S REPORT)

Note 1 - Summary of Significant Accounting Policies

Business Activity

Westrock Advisors, Inc. conducts business as a broker-dealer in securities and is registered with the Securities and Exchange Commission (SEC) pursuant to Rule 15c 3-3 (k) (2) (b) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer.

Westrock Advisors, Inc. is a wholly owned subsidiary of Westrock Group, Inc.

Basis of Accounting

The Company reports its activity on the accrual basis of accounting. Under this method customers security transactions are recorded on the settlement date with related commission income and expenses recorded on the trade date. Security transactions of the Company are recorded on the trade date basis. Expenses are recorded when incurred.

Market (Fair) Value

Marketable securities are valued at their current market value. Securities not readily marketable are valued at their fair value as determined by the Board of Directors. The resulting difference between cost and market (fair value) is included in income in the period incurred.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Use of Estimates

The Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - **Capital Stock**

The Company is authorized to issue 2.5 million shares of common stock with a par value of $.01 per share. As of December 31, 2007 there were 1,306,812 shares issued and outstanding.

Note 3 - **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c 3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 – 1). At December 31, 2007, the Company had net capital of $226,806, which was $167,355 in excess of its required net capital of $59,451. The capital ratio was 3,93 To 1.

Note 4 - **Income Taxes**

Effective January 1, 2006, the Company has adopted the Statement of Financial Accounting Standards (SFAS) No. 109 :Accounting for Income Taxes" which requires that the Company follow the liability method of accounting for income taxes.

Note 5 - **Commitment**

The Company leases its office facilities under a non-cancelable operating lease requiring minimum rentals as follows:

Years Ending Decemner 31:

2008	$ 1,330,181
2009	1,396,553
2010	1,466,193
2011	1,461,204
2012	1,534,264
	$ 7,188,395

Note 5 - Commitments, (cont'd).

In addition, the lease provides for escalation clauses for increases in real estate taxes, building maintenance and electric usage.

Rent expense charged to operations for the year ended December 31, 2007 amounted to $1,102,488.

Note 6 - Contingiencies

In the normal course of business, the Company may be a party to various litigation and regulatory matters. As of December 31, 2007 there were no legal proceeding pending against the Company.

WESTROCK ADVISORS, INC.
NET CAPITAL COMPUTATION RECONCILIATION
AT DECEMBER 31, 2007

NET CAPITAL PER FOCUS REPORT	**$ 226,804**
Deduct: Additional expense accrual	**(-0-)**
NET CAPITAL PER NET CAPITAL COMPUTATION	**$ 226,804**

Based upon our Audit, there were no material differences between the Net Capital reported here-in and the un-audited annual quarterly focus reports previously submitted.

SUPPLEMENTARY INFORMATION

J.R. Financial Services, Inc.

Joseph Rossello, CPA

280 Route 109, Suite 4
Farmingdale, NY 11735
PHONE (516) 470-1545
Fax (516) 470-1547

Report on Internal Control

Board of Directors
Westrock Advisors, Inc.
New York, NY

In planning and performing our audit of the financial statements of Westrock Advisors, Inc. as of December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, as a basis for designing our audit procedures, for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with requirements for prompt payment for securities under section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

The objectives of a system and practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets, for which the Company has responsibility, are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Joseph A Rossello
JR Financial Services, Inc.
Farmingdale, NY
February 18, 2008

END